March 22, 2007

Mail Stop 4561

Mr. Richard E. Waugh
President and Chief Executive Officer
The Bank of Nova Scotia
44 King Street West
Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re: The Bank of Nova Scotia
**   Form 40-F for Fiscal Year Ended October 31, 2006**
**   Filed December 19, 2006**
**   File Number: 002-09048**

Dear Mr. Waugh:

        We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Richard E. Waugh
The Bank of Nova Scotia
March 22, 2007
Page 2

<u>Form 40-F, filed December 19, 2006</u>

<u>Exhibit 99.3</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>25. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 127</u>

<u>(g) Stock-based Compensation, page 128</u>

1.	We note your disclosure on page 99 that as a result of the adoption of a new CICA Abstract addressing the accounting for stock-based compensation for employees eligible to retire before the vesting date, you recorded a cumulative effect adjustment of $25 million to opening fiscal 2006 retained earnings under Canadian GAAP. Your Canadian to US GAAP reconciliation on page 127 includes a $12 million transition adjustment for stock-based compensation. Please tell us and revise future filings to clarify what this adjustment is intended to represent in light of your disclosure on page 128 which indicates that you accounted for the change in your stock based compensation on a prospective basis for awards granted in fiscal 2006.

2.	As a related matter, your disclosure on page 99 indicates that for Canadian GAAP purposes, the fiscal 2006 income statement effect of adopting the stock compensation change in policy was a net income increase of $6 million. Your Canadian to US GAAP reconciliation on page 127 includes a $23 million current year adjustment to decrease US GAAP income for stock-based compensation. Please tell us and revise future filings to compare and contrast how the adoption of similar provisions for Canadian and US GAAP had varying impacts to fiscal 2006 operating results ($6 million increase to net income for Canadian GAAP compared to $23 million decrease to net income for US GAAP).

(h) Liabilities and equity, page 128

3.   We note your disclosure that dividends paid on preferred shares issued are classified as interest expense in accordance with Canadian GAAP as compared to a reduction of retained earnings in accordance with US GAAP. Please tell us why there is no reconciling adjustment for this difference in any period subsequent to 2004 as it appears per review of both your statement of changes in shareholders' equity and statement of cash flows that you have paid preferred stock dividends for each of the periods presented in your filing.

4.   We also note your disclosure that you reflect preferred shares issued by Scotia Mortgage Investment Corporation and the ScotiaBank Trust Securities issued by BNS Capital Trust as capital instrument liabilities in accordance with Canadian GAAP, but as non-controlling interest in subsidiaries is accordance with US GAAP. Please tell us and revise future filings to clearly describe the features associated with these instruments as well as the U.S. GAAP authoritative guidance you relied upon to support your accounting. Please refer to SFAS 150, EITF Topic No. D-98, and EITF 00-19.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3424, if you have questions regarding these comments.

Sincerely,

Lisa Haynes
Senior Staff Accountant